

SE 16012006

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69363

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Veritas Independent Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1150 Bob Courtway Drive, Suite 50
(No. and Street)

Conway	AR	72032
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Katherine Anderson 404-303-8840 ext 1002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Briscoe, Burke & Grigsby LLP
(Name – *if individual, state last, first, middle name*)

4120 East 51st Street, Suite 100	Tulsa	OK	74135
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Katherine Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Veritas Independent Partners LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Notary Public

Signature

Financial & Operations Principal

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VERITAS INDEPENDENT PARTNERS, LLC

REPORTS PURSUANT TO RULES 17a-5(d)

YEAR ENDED DECEMBER 31, 2015

Briscoe, Burke & Grigsby LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Veritas Independent Partners, LLC

We have audited the accompanying statement of financial condition of Veritas Independent Partners, LLC as of December 31, 2015, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Veritas Independent Partners, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Veritas Independent Partners, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Veritas Independent Partners, LLC's financial statements. The supplemental information is the responsibility of Veritas Independent Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Briscoe, Burke & Grigsby LLP

Certified Public Accountants

Tulsa, Oklahoma
February 26, 2016

Members American Institute of Certified Public Accountants
4120 East 51st Street Suite 100 Tulsa, Oklahoma 74135-3633 (918) 749-8337

VERITAS INDEPENDENT PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash	$	31,109
Commissions receivable		54,586
Accounts receivable - personnel		327
Central registration depository account		142
Other assets		495
Total assets	**$**	**86,659**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	41,158
Related party payables		19,820
Total liabilities		60,978
COMMITMENTS AND CONTINGENCIES (Notes 3 and 5)		-
MEMBER'S EQUITY (Note 2)		25,681
Total liabilities and member's equity	**$**	**86,659**

The accompanying notes are an integral part of this statement.

VERITAS INDEPENDENT PARTNERS, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES:	
Commissions	$ 553,664
Insurance income	31,396
Reimbursed expenses	12,953
Total revenues	598,013
EXPENSES:	
Commission	506,540
Professional services	23,023
Personnel	22,346
General operating	20,006
Insurance	14,702
Regulatory	9,752
Marketing	1,962
Other	128
Total expenses	598,459
NET LOSS	**$ (446)**

The accompanying notes are an integral part of this statement.

VERITAS INDEPENDENT PARTNERS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM (TO) OPERATING ACTIVITIES:		
Net loss	$	(446)
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) Decrease in accounts receivable - personnel		1,748
(Increase) Decrease in central registration depository account		459
(Increase) Decrease in commissions receivable		(16,612)
(Increase) Decrease in other assets		(495)
Increase (Decrease) in accounts payable and accrued expenses		(4,497)
Increase (Decrease) in related party payables		18,932
NET DECREASE IN CASH		(911)
CASH, at beginning of year		32,020
CASH, at end of year	**$**	**31,109**

The accompanying notes are an integral part of this statement.

VERITAS INDEPENDENT PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015

BALANCES, December 31, 2014	$	26,127
Net loss		(446)
BALANCES, December 31, 2015	**$**	**25,681**

The accompanying notes are an integral part of this statement.

VERITAS INDEPENDENT PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2015

NOTE 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Veritas Independent Partners, LLC (the "Company") is an Arkansas limited liability company formed on September 9, 2013. The Company is affiliated with Cardinal Investment Group ("Cardinal"), a registered branch office of the Company, through common ownership. The Company is registered with the Securities and Exchange Commission (SEC), and licensed by the Financial Industry Regulatory Authority, Inc. (FINRA). The Company operates as a securities broker-dealer for mutual funds, variable annuities and investment advisory services. The Company carries no customer funds or securities and therefore is exempt from the reserve and possession or control requirements under Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934.

Revenue Recognition

The Company's main source of revenue is mutual funds, variable annuities and investment advisory services. This revenue and the related commission expense are recognized on an accrual basis.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers investments with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company is not a taxable entity and thus the financial statements do not include a provision for income taxes. The Company's members are taxed on their respective share of the Company's earnings.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2012. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2015.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE 2 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2015, the Company had net capital and net capital requirements of $24,717 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 2.47 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 – OPERATING LEASE

The Company had a non-cancelable operating lease for subleased office space with Cardinal which expired August 31, 2015. In August 2015, the Company entered into a new sublease agreement with Cardinal which will expire August 31, 2016. In addition, the future minimum lease payments are $2,728 for the period of January 1 – August 31, 2016. Rental expense was $4,092 for the year ended December 31, 2015.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement ("ESA") with Cardinal. Under the agreement, the Company pays an allocation of Cardinal's operating expenses including, but not limited to utilities, administrative assistance office supplies and rent expenses.

The Company has entered into a separate agreement to sublease office space from Cardinal through August 31, 2016 (see Note 3).

The Company owes $444 to Cardinal as of December 31, 2015.

NOTE 5 – FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company's financial instruments, including cash and cash equivalents, accounts receivable and other assets and accounts payable are carried at amounts that approximate fair value due to the short–term nature of those instruments.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through February 26, 2016, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

SCHEDULE I

VERITAS INDEPENDENT PARTNERS, LLC

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2015

CREDIT:	
Total stockholders' equity	$ 25,681
DEBITS:	
Nonallowable assets:	
Accounts receivable - personnel	327
Central registration depository account	142
Other assets	495
Total debits	964
NET CAPITAL	24,717
Minimum requirement of 6-2/3% of aggregate indebtedness of $60,978 or $5,000, whichever is greater	5,000
Excess net capital	**$ 19,717**
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	**$ 60,978**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**2.47 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2015.

See Independent Auditor's Report.

Briscoe, Burke & Grigsby LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Veritas Independent Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Veritas Independent Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Veritas Independent Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(1), (the "exemption provisions") and (2) Veritas Independent Partners, LLC stated that Veritas Independent Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Veritas Independent Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Veritas Independent Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Certified Public Accountants

Tulsa, Oklahoma
February 26, 2016

VERITAS INDEPENDENT PARTNERS, LLC

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2015

To the best knowledge and belief of Veritas Independent Partners, LLC:

The Company claimed the (k)(2)(i) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(2)(i) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December 31, 2015.


Signature

Financial and Operations Principal
Title

See Independent Auditor's Report.

Briscoe, Burke & Grigsby LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT

ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Members
of Veritas Independent Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Veritas Independent Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Veritas Independent Partners, LLC's compliance with the applicable instructions of Form SIPC-7. Veritas Independent Partners, LLC's management is responsible for Veritas Independent Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the form of check stub, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountants

Tulsa, Oklahoma
February 26, 2016

VERITAS INDEPENDENT PARTNERS, LLC

GENERAL ASSESSMENT RECONCILATION
PURSUANT TO FORM SIPC-7
DECEMBER 31, 2015

General Assessment per Form SIPC - 7 including interest	$	725
Less payments made with Form SIPC-6		(373)
Assessment Balance Due	$	352

See Independent Auditor's Report.